BANKERS TRUST COMPANY
One Bankers Trust Plaza
New York, New York  10006


Damian P. Reitemeyer               Mailing
Address:
Vice President                     P.O. Box 318
Telephone: 212-250-4599            Church Street
Station
                                   New York, NY 10008
                                   February 14, 1996



Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          Big Flower Press


Pursuant to Rule 13d-1 of the General Rules and
Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-
Mail confirmation.
                                   Sincerely,

                                   /s/Damian P. Reitemeyer





Enclosures
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                       SCHEDULE 13G


          Under the Securities Exchange Act of 1934
                     (Amendment No.   )*
                            ____

                      Big Flower Press
           _____________________________________
                       NAME OF ISSUER:
              Common Stock (Par Value - $0.01)
           _____________________________________
                          TITLE OF CLASS OF
                          SECURITIES 08916010
           _____________________________________
                        CUSIP NUMBER


Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See
Rule 13d-7.)
*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of
Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
             (Continued on following page(s))


CUSIP No. 08916010                 Page 1 of 7 Pages


1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Bankers Trust New York Corporation, and its wholly-owned subsidiary,BT Securities Corporation, and its indirect wholly-owned subsidary BT Capital Partners Inc. 13-
6180473.
2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Bankers Trust New York Corporation and BT Securities
Corporation are New York corporations.  BT Capital
Partners Inc. is a Delaware corporation.

  NUMBER OF    5. SOLE VOTING POWER
  SHARES

               BT Capital Partners Inc.           1,738,692 shares
               BT Securities Corporation            195,000 shares
                    TOTAL SHARES                  1,933,692


 BENEFICIALLY  6. SHARED VOTING POWER
  OWNED BY


               BT Capital Partners Inc.                 0 shares
               BT Securities Corporation                0 shares
                    TOTAL SHARES                        0






CUSIP No. 08916010                 Page 2 of 7 Pages




EACH           7. SOLE DISPOSITIVE POWER
REPORTING

               BT Capital Partners Inc.              0 shares
               BT Securities Corporation       195,000 shares
                    TOTAL SHARES               195,000


 PERSON        8. SHARED DISPOSITIVE POWER
 WITH

               BT Capital Partners Inc.                   0 shares
               BT Securities Corporation                  0 shares
                    TOTAL SHARES                          0


9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
  PERSON
     BT Capital Partners Inc.           1,738,692 shares
     BT Securities Corporation            195,000 shares
               TOTAL SHARES             1,933,692


10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
   CERTAIN SHARES  [ ]



11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     BT Capital Partners Inc.                10.8 %
     BT Securities Corporation                1.2 %

               TOTAL                         12.0 %





CUSIP No. 08916010                 Page 3 of 7

Pages 12.TYPE OF REPORTING PERSON *

      Bankers Trust New York Corporation - HC
     BT Securities Corporation - BD
     BT Capital Partners Inc. - CO

Item 1(a) NAME OF ISSUER:

          Big Flower Press

Item 1(b) ADDRESS OF ISSUERS PRINCIPAL EXECUTIVE
          OFFICES: 3 East 54th Street
          New York, NY 10022

Item 2(a) NAME OF PERSON FILING:

          Bankers Trust New York Corporation and its wholly-owned subsidiary, BT Securities
          Corporation and its indirect wholly-owned subsidiary BT Capital Partners Inc.

Item 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          280 Park Avenue
          New York, New York  10017



















CUSIP No. 08916010                 Page 4 of 7 Pages




Item 2(c) CITIZENSHIP:




        Bankers Trust New York Corporation, Bankers
          Trust Company, and BT Securities are
          corporations incorporated in the State of New
          York with their principal business offices located in New York.

Item 2(d) TITLE OF CLASS OF SECURITIES:

          Common Stock (Par Value - $0.01)of Big Flower

Press.

Item 2(e) CUSIP NUMBER:

          08916010

Item 3    THE PERSON FILING IS A:

          For Bankers Trust New York Corporation,

          (g) [X] Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G)




          For BT Securities Corporation

     (a) [X] Broker or dealer registered under Section 15

of the Act.








CUSIP No.08916010                       Page 5 of 7
Pages
Item 4         OWNERSHIP:
     (a)  Amount Beneficially Owned:
          As of December 31, 1995:

     BT Capital Partners Inc.         1,738,692 shares
     BT Securities Corporation          195,000 shares
               TOTAL SHARES           1,933,692


     (b)  PERCENT OF CLASS:

     BT Capital Partners Inc.                  10.8 %
      BT Securities Corporation                 1.2 %
                         TOTAL                 12.0 %


      (c)  Number of shares as to which the Bank has:

      (i)  sole power to vote or to direct the vote -

     BT Capital Partners Inc.             1,738,692 shares
     BT Securities Corporation              195,000 shares
               TOTAL SHARES               1,933,692

          (ii) shared power to vote or to direct the vote
-

     BT Capital Partners Inc.                     0 shares
     BT Securities Corporation                    0 shares
               TOTAL SHARES                       0


     (iii)sole power to dispose or to direct the
          disposition of -
     BT Capital Partners Inc.                     0 shares
     BT Securities Corporation              195,000 shares
               TOTAL SHARES                 195,000




CUSIP No. 08916010                 Page 6 of 7 Pages


     (iv) shared power to dispose or to direct the disposition of -

     BT Capital Partners Inc.                     0 shares
     BT Securities Corporation                    0 shares
               TOTAL SHARES                       0


Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
          [ ]

Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON:

          Not applicable.


Item 7    IDENTIFICATION AND CLASSIFICATION OF THE
          SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
          REPORTED ON BY THE PARENT HOLDING COMPANY:
          See Item 3 above.
Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
          THE GROUP:

          Not applicable.

Item 9    NOTICE OF DISSOLUTION OF GROUP:

          Not Applicable





















CUSIP No. 08916010                 Page 7 of 7 Pages

Item 10   CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE:


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:     as of December 31, 1995


Signature:     Bankers Trust New York Corporation


By:       /s/James T. Byrne, Jr.
Name:     James T. Byrne, Jr.
Title:    Secretary


Signature:     BT Securities
Corporation

By:       /s/Thomas Quane
Name:     Thomas Quane
Title:    Secretary

Signature:     BT Capital Partners
Inc.

By:       /s/Heidi Silverstein
Name:     Heidi Silverstein
Title:    Secretary


          EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


             Bankers Trust New York Corporation
                              |
                            100%
                              |

                    Bankers Trust Company

                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company and BT
Securities Corporation  is shown below:


             Bankers Trust New York Corporation

                             |
     ________________________ _____________________
     |                                            |
     |                                            |
Bankers Trust Company         BT Securities Corporation